AB 6/10

13014605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 6 2013
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABERDEEN FUND DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 MARKET STREET, 32nd FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES MCDERMOTT 215-405-2005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 MARKET ST. (Address), PHILADELPHIA (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

OATH OR AFFIRMATION

I, JAMES MCDERMOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABERDEEN FUND DISTRIBUTORS LLC, as of SEPTEMBER 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Monique S. Pattillo, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires May 20, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ABERDEEN FUND DISTRIBUTORS, LLC

Financial Statements and Schedules

September 30, 2012

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

Aberdeen Fund Distributors, LLC:

We have audited the accompanying statement of financial condition of Aberdeen Fund Distributors, LLC (the Company) as of September 30, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aberdeen Fund Distributors, LLC as of September 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in schedules 1 through 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 (and Regulation 1.10 of the Commodity Exchange Act) is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of Management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

November 21, 2012

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Financial Condition

September 30, 2012

Assets

Cash	$	1,755,831
Fee-related receivables from funds		785,090
Prepaid expenses		28,891
Total assets	$	2,569,812

Liabilities and Member's Equity

Liabilities:		
Fees payable to external broker-dealers	$	748,133
Accrued expenses		4,000
Payable to Parent		90,060
Total liabilities		842,193
Member's equity		1,727,619
Total liabilities and member's equity	$	2,569,812

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Operations

Year ended September 30, 2012

Revenue:	
Distribution fees	$ 4,730,625
Underwriter fees and other	250,284
Total revenue	4,980,909
Expenses:	
Sales commissions to external broker-dealers	4,351,638
Licenses and fees	272,035
Professional fees	30,458
Other operating expenses	9,129
Total expenses	4,663,260
Net income	$ 317,649

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Changes in Member's Equity

Year ended September 30, 2012

Balance, September 30, 2011	$	1,409,970
Net income		317,649
Balance, September 30, 2012	$	1,727,619

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Cash Flows

Year ended September 30, 2012

Cash flows from operating activities:		
Net income	$	317,649
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) in fee-related receivables from funds		(169,636)
(Increase) in prepaid expenses		(5,683)
Increase in fees payable to external broker-dealers		58,321
(Decrease) in accrued expenses		(6,439)
(Decrease) in receivable/payable to Parent, net		(59,012)
Net cash provided by operating activities		135,200
Cash at beginning of year		1,620,631
Cash at end of year	$	1,755,831

See accompanying notes to financial statements.

(1) Organization

Description of Business

Aberdeen Fund Distributors, LLC (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Aberdeen Asset Management, Inc. (the Parent) and an indirect wholly owned subsidiary of Aberdeen Asset Management PLC (AAM PLC), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia, Puerto Rico, and the Virgin Islands. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Aberdeen Family of Mutual Funds (the Funds), which comprises 23 mutual funds. The Company also provides access to DTC/NSCC settlement services for non-U.S. fund products and acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by an affiliate. These settlement services and placement agent activities represent a de minimus portion of the Company's business.

The Parent is the sole member of the Company, and for the year ended September 30, 2012, all of the Company's revenues were generated from activities with the Funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Sales Commissions

The Company charges certain costs, principally sales commissions that are paid to other securities brokers in connection with the sale of certain shares of the Funds, to expense when incurred.

(c) Fees Payable to External Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several external broker-dealers through which the Funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of these fees, known as underwriter fees. As of September 30, 2012, the Company owed $748,133 to external broker-dealers for services rendered. The gross fees received are reflected as revenues and the amounts paid to external broker-dealers are categorized as sales commissions to external broker-dealers in the statement of operations.

(Continued)

(d) ***Revenue Recognition***

Revenues are based on the contractual agreements with the Funds and computed as a percentage of the gross sales of the product. The Company recognizes revenue from distribution fees when the receipt of moneys from investment into a fund product is received. Revenue from underwriter fees is recognized when earned.

(e) ***Payments to/Receipts from Parent***

The Company and the Parent have entered into a management agreement by which the Parent provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. There were no costs charged by the Parent to the Company for such services for the year ended September 30, 2012, as the Parent has agreed to absorb such costs until otherwise noted.

As of September 30, 2012, the amount owed by the Company to the Parent was $90,060 for operating expenses of the Company paid directly by the Parent. These expenses are offset by management fees for services provided by the Company and charged back to the Parent, of which $104,400 is included in underwriter fees and other revenue on the statement of operations.

(f) ***Income Taxes***

The Company is a single-member limited liability company and, as such, is disregarded for federal and state income tax purposes. As such, all items of income and expense pass through and are included in the Parent's income tax filings. The Company does not currently have an income tax sharing arrangement with the Parent. The federal tax expense for the year ended September 30, 2012 would have been $108,001 if the Company was not a disregarded entity and taxed as a corporation.

(3) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the Alternative Net Capital Standard based on Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-3). The rule requires that the Company maintain as its capital the greater of $250,000 or 2% of aggregate debits used in computing its reserve requirement. As of September 30, 2011, the Company had net capital of $988,991 and excess capital of $738,991 over the $250,000 minimum requirement.

(4) Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through November 21, 2012, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

Schedule 1

ABERDEEN FUND DISTRIBUTORS, LLC

Computation of Net Capital under Rule 15c3-1

Year ended September 30, 2012

Net capital:		
Total member's equity from statement of financial condition	$	1,727,619
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables from funds		(709,737)
Prepaid expenses		(28,891)
Net capital	$	988,991
Debit balances	$	—
Computation of alternative net capital requirement		
2% of aggregate debit items (or $250,000, if greater)	$	250,000
Total net capital requirement	$	250,000
Excess net capital	$	738,991

Reconciliation with Company's computation:

Net capital, as reported in Company's part II (unaudited) FOCUS Report		888,644
Allowable assets erroneously reported as nonallowable:		
Payable to Parent		95,203
Other items (net)		5,144
Net capital per the preceding	$	988,991

See accompanying independent auditors' report.

Schedule 2

ABERDEEN FUND DISTRIBUTORS, LLC

Determination of Reserve Requirement under Rule 15c3-3

Year ended September 30, 2012

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of September 30, 2012, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

ABERDEEN FUND DISTRIBUTORS, LLC

Information for Possession or Control Requirements under Rule 15c3-3

Year ended September 30, 2012

		Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of September 30, 2012, for which instructions to reduce to possession or control action was issued as of September 30, 2012, and for which the required action was not taken within the time frames specified under Rule 15c3-3.	$	—	—
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2012, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$	—	—

See accompanying independent auditors' report.

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

November 21, 2012

Aberdeen Fund Distributors, LLC
1735 Market Street 32nd floor
Philadelphia, Pennsylvania 19103

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Aberdeen Fund Distributors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012 noting no differences;

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

KPMG LLP

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

November 21, 2012

The Board of Directors
Aberdeen Fund Distributors, LLC
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Aberdeen Fund Distributors, LLC (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 3012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

KPMG LLP